November 20, 2001

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Withdrawal of Post-Effective Amendment No. 2 dated July 30, 2001 (“Amendment”) to Form S-3 on Form S-1 Registration Statement Under the Securities Act of 1933 for Spatializer Audio Laboratories, Inc. (the “Company”)

To Whom It May Concern:

The Company filed the Amendment to register for resale certain shares of Common Stock held by affiliates and institutional investors (collectively the “Shares”) as well as Shares underlying outstanding investor Warrants.

The Company hereby requests that the Post-Effective Amendment be withdrawn in response to the view of the Commission Staff that the inclusion for resale of the additional Shares requires the filing of a new registration statement. To avoid unnecessary expense, the Company is deferring registration until audited financial statements for the year ending December 31, 2001 are available. The filing of this withdrawal has been delayed while the Company sought unsuccessfully to contact an investor after the September 11 occurrences. To date, no securities have been sold under the Amendment.

If you have any questions or comments, please call the Company’s counsel Margaret G. Graf at (310) 734-5259. Thank you.

Yours truly,

/s/ HENRY R. MANDELL

Henry R. Mandell,
President and Chief Executive Officer